SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                   EDGE TECHNOLOGY GROUP, INC.
=================================================================
                        (Name of Issuer)


             Common Stock, par value $.01 per share
=================================================================
                 (Title of Class of Securities)


                           279869 10 1
================================================================
                         (CUSIP Number)

                     Victor B. Zanetti, Esq.
                       Arter & Hadden LLP
                  1717 Main Street, Suite 4100
                        Dallas, TX  75201
                         (214) 761-2100
=================================================================
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                          April 1, 2002
=================================================================
              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [   ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 279869 10 1  SCHEDULE 13D/A             Page 2 of 13



(1)  Name of Reporting Person              Sandera Partners, L.P.

     I.R.S. Identification
     Nos. of Above Persons (entities only)

(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group (see instructions)              (b)  [ X ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                           [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization           Texas, U.S.A.

     Number of Shares    (7)  Sole Voting Power         2,380,357

        Beneficially
                         (8)  Shared Voting Power               0
      Owned by Each

     Reporting Person    (9)  Sole Dispositive Power    2,380,357

           with:
                         (10) Shared Dispositive Power          0


(11) Aggregate Amount Beneficially Owned                2,380,357
     by Each Reporting Person

(12) Check if the Aggregate Amount in                       [   ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                        13.7%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               PN


---------------------
FN-1 All ownership percentages identified in this Amendment No. 2 to Statement on Schedule 13D are based on 17,385,776 shares of Common Stock outstanding as of April 1, 2002, based upon information contained in the Issuer's Annual Report on Form 10-K for the Year Ended December 31, 2001.

CUSIP NUMBER 279869 10 1  SCHEDULE 13D/A             Page 3 of 13



(1)  Name of Reporting Person             Glacier Capital Limited

     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group (see instructions)              (b)  [ X ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                           [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares    (7)  Sole Voting Power                 0

        Beneficially
                         (8)  Shared Voting Power       1,156,679
      Owned by Each

     Reporting Person    (9)  Sole Dispositive Power            0

           with:
                         (10) Shared Dispositive Power  1,156,679


(11) Aggregate Amount Beneficially Owned                1,156,679
     by Each Reporting Person

(12) Check if the Aggregate Amount in                       [   ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                         6.7%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

CUSIP NUMBER 279869 10 1  SCHEDULE 13D/A             Page 4 of 13


(1)  Name of Reporting Person              Summit Capital Limited

     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group (see instructions)              (b)  [ X ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                           [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares    (7)  Sole Voting Power                 0

        Beneficially
                         (8)  Shared Voting Power       1,156,679
      Owned by Each

     Reporting Person    (9)  Sole Dispositive Power            0

           with:
                         (10) Shared Dispositive Power  1,156,679


(11) Aggregate Amount Beneficially Owned                1,156,679
     by Each Reporting Person

(12) Check if the Aggregate Amount in                       [   ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                         6.7%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

CUSIP NUMBER 279869 10 1  SCHEDULE 13D/A             Page 5 of 13


ITEM 1.   Security and Issuer.

     This Statement on Schedule 13D relates to the ownership of common stock, $.0l par value (the "Common Stock"), of Edge Technology Group, Inc., a Delaware corporation formerly known as Visual Edge Systems, Inc. The principal executive offices of the Issuer are located at 6611 Hillcrest Avenue, No. 223, Dallas, Texas 75205.

ITEM 2.   Identity and Background.

(a) This Statement is filed by Sandera Partners, L.P., a Texas limited partnership, Glacier Capital Limited ("Glacier"), and Summit Capital Limited ("Summit") (collectively, the "Reporting Persons"). Pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Sandera Capital Management, L.P., ("SCM"), Sandera Capital, L.L.C. ("Capital"), HW Capital, L.P. ("HW Capital"), HW Capital G.P., L.L.C. ("HW Capital LLC"), Lion Capital Partners, L.P. ("Lion"), Mountain Capital Management, L.L.C. ("Mountain"), Randall Fojtasek ("Fojtasek"), Clark K. Hunt ("Hunt"), and Barrett Wissman ("Wissman"). The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

(b) and (c)    REPORTING PERSON

          Sandera is a Texas limited partnership. The principal address of Sandera, which also serves as its principal office, is 1601 Elm Street, Suite 4000, Dallas, TX 75201. Glacier and Summit are Nevis, West Indies Corporations and their principal address, which also serves as their principal office, is Hunkins Waterfront Plaza, Main Street, P. O. Box 556, Charlestown, Nevis, West Indies. The principal business of each Reporting Person is the purchase, sale, exchange, acquisition and holding of investment securities.

          The names, business addresses, principal occupations or employment and citizenship of each officer of the Reporting Person are set forth on Schedule A attached hereto and incorporated herein by reference.

          CONTROLLING PERSONS

          Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of each Controlling Person, which also serves as such person's principal office, is 1601 Elm Street, Suite 4000, Dallas, TX 75201.

CUSIP NUMBER 279869 10 1  SCHEDULE 13D/A             Page 6 of 13



          Sandera:
          -------

          SCM is a Texas limited partnership, the principal business of which is serving as the general partner of Sandera and activities related thereto.

          Capital is a Texas limited liability company, the principal business of which is serving as the general partner of SCM and activities related thereto. Hunt and Wissman are the Managers of Capital and its principal officers. John Wagner ("Wagner"), J. Keith Benedict ("Benedict") and Thomas J. Fowler ("Fowler") also serve as officers of Capital. The principal occupation of Hunt and Wissman is financial management. The principal occupation of Wagner is as a business executive, while Benedict and Fowler are practicing attorneys.

          HW Capital owns 100% of Capital. HW Capital is a Texas limited partnership, the principal business of which is acting as an advisor to investment funds and activities related thereto.

          HW Capital LLC is a Texas limited liability company, the principal business of which is serving as the general partner of HW Capital and activities related thereto. Hunt and Wissman are the Managers of HW Capital LLC. Wagner, Benedict and Fowler also serve as officers of Capital.

          Glacier:
          -------

          Glacier is 100% owned by Lion. The directors of Glacier are James A. Loughran and Cofides S.A. and the
          President is James E. Martin.

          Lion is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.

          Mountain is a Texas limited liability company, the principal business of which is serving as the general partner of Lion and activities related thereto. Hunt, Wissman and Fojtasek are the Managers of Mountain. The principal occupation of Hunt, Wissman and Fojtasek is financial management.

          HW Capital is a Texas limited partnership, the principal business of which is acting as an advisor to Glacier and Summit and activities related thereto.

          HW Capital LLC is a Texas limited liability company, the principal business of which is serving as the general partner of HW Capital and activities related thereto. Hunt and Wissman are the managers of HW Capital LLC. The principal occupation of Hunt and Wissman is financial management.

CUSIP NUMBER 279869 10 1  SCHEDULE 13D/A             Page 7 of 13




          Summit:
          ------

          Summit is 100% owned by Sandera. The directors of Summit Capital Limited are Cofides S.A. and James A.
          Loughran and the President is James E. Martin.

          Sandera is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.

          SCM is a Texas limited partnership, the principal business of which is serving as the general partner of Sandera and activities related thereto.

          Sandera Capital is a Texas limited liability company, the principal business of which is servicing as the general partner of SCM and activities related thereto. Hunt and Wissman are the managers and principal officers of Sandera Capital. The principal occupation of Hunt and Wissman is financial management.

          HW Capital owns 100% of Sandera Capital. HW Capital is a Texas limited partnership, the principal business of which is acting as an advisor to Glacier and Summit and activities related thereto.

          HW Capital LLC is a Texas limited liability company, the principal business of which is serving as the general partner of HW Capital and activities related thereto. Hunt and Wissman are the Managers of HW Capital LLC.

(d) and (e)    During the last five (5) years, no Item 2 Person has
          been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and no Item
          2 Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any Item 2 Person was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Hunt, Wissman, Wagner, Benedict and Fowler are each a citizen of the United States.

ITEM 3.   Source and Amount of Funds or Other Consideration.

Sandera:
-------

     Sandera is the beneficial owner of 2,380,357 shares of the Issuer's Common Stock (the "Shares"). Sandera acquired the Shares in a distribution from PurchasePooling Investment Fund through Catalyst Master Fund, L.P., a Cayman Islands exempted limited partnership ("Catalyst"), of which Sandera was the sole limited partner. The Shares were distributed to Sandera by Catalyst in redemption of Sandera's limited partnership interest in Catalyst. Sandera originally funded the purchase of its limited partnership interest in Catalyst through its working capital account.

     In addition to the Shares, Sandera is the owner of 2,000 shares of the Issuer's Series A Convertible Preferred Stock, par value $0.01 per share ("Series A Stock"). As previously reported, pursuant to a letter agreement dated April 16, 2001 (the "Loan Agreement"), Sandera, as assignee of Catalyst, agreed to make additional advances of up to $1,500,000 in the aggregate to the Issuer. Catalyst had previously advanced a total of $620,000 to the Issuer pursuant to the terms of a prior convertible promissory note payable by the Issuer to Catalyst which was renewed and extended pursuant to the Loan Agreement. Upon execution of the Loan Agreement, to evidence such prior advances and future advances pursuant to the Loan Agreement, the Issuer issued to Catalyst, which was assigned to Sandera, an amended and restated convertible promissory note, dated April 16, 2001, in the stated principal amount of $2,120,000 (the "Note"). The Note bore interest at the rate of 8% per annum and matured on March 31, 2002.

CUSIP NUMBER 279869 10 1  SCHEDULE 13D/A             Page 8 of 13


Catalyst assigned the Note to Sandera effective December 28, 2001, pursuant to the terms of an Assignment and Assumption Agreement between Catalyst and Sandera. Such assignment was made as a liquidating distribution in full redemption of Sandera's limited partnership interest in Catalyst. All or any portion of the principal balance of the Note was convertible at any time at the option of Sandera into shares of the Issuer's Common Stock at an initial conversion price of $1.50 per share. As of April 1, 2002, an aggregate of $1,530,124, representing outstanding principal and accrued, unpaid interest thereon, was outstanding under the Note. All advances to the Issuer under the Note were funded from the working capital of Catalyst and, subsequently, Sandera.

     On April 1, 2002, the Issuer and Sandera entered into a Subscription and Securities Purchase Agreement pursuant to which Sandera subscribed to purchase 2,000 shares of the Issuer's Series A Stock at an aggregate purchase price of $2,000,000, or$1,000 per share. Sandera directed the Issuer to offset the total amount outstanding under the Note, principal plus accrued, unpaid, interest thereon, as partial payment of the subscription price for the shares of Series A Stock subscribed for by Sandera. The remaining $469,876 subscription price was funded in cash from the working capital account of Sandera. Accordingly, the right of Sandera to convert the outstanding balance of the Note into shares of the Issuer's Common Stock, as previously reported in this Statement on Schedule 13D, ceased and no amount remains outstanding under the Note, which has been canceled.

     The Series A Stock is convertible at any time after April 1, 2003, or on such earlier date as the occurrence of certain events as described in the Certificate of Designation, Preference and Rights of Series A Convertible Preferred Stock of Edge Technology Group, Inc. ("Certificate of Designation"), at the option of the holder thereof, into such number of shares of Common Stock as is determined by dividing the Liquidation Preference (currently $1,000 per share or $2,000,000) by the Conversion Price (currently $0.75). The Liquidation Preference and the Conversion Price are subject to adjustment as described in the Certificate of Designation.

     Pursuant to the Certificate of Designation, the Series A Stock has the right to vote with the Common Stock on an "as converted" basis on each matter which the holders of Common Stock are entitled to vote. Consequently, although the shares of Series A Stock held by Sandera are not currently convertible, and are not convertible within sixty (60) days, into shares of Common Stock, Sandera has the right to currently vote as if it were the holder of an additional 2,666,667 shares of Common Stock.

Glacier and Summit:
------------------

     Summit and Glacier are each the beneficial owner of 1,156,679 shares of Common Stock (as appropriate, the "Glacier Shares" or the "Summit Shares" and collectively with the Shares, the "Securities"). The funds used to acquire the Glacier Shares and the Summit Shares were derived from the working capital accounts of Glacier and Summit, as appropriate.

CUSIP NUMBER 279869 10 1  SCHEDULE 13D/A             Page 9 of 13


ITEM 4.   Purpose of Transaction.

     The Reporting Persons acquired beneficial ownership of the Securities for the purpose of investment. The Reporting Persons intend to continuously review their investment and the Issuer, and, in addition to the plans described below, may in the future determine to: (i) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise,
(ii) dispose of all or a portion of the Securities of the Issuer owned by them, (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer, the disposition of Securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies of the board of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) any other action similar to those enumerated above. The Reporting Persons also reserve the right to take other actions to influence the management of the Issuer should they deem such actions appropriate.

     As noted in Item 3 above, Sandera is the beneficial owner of 2,000 shares of the Issuer's Series A Stock, which shares are convertible at any time after April 1, 2003, or on such earlier date upon the occurrence of certain events as described in the Certificate of Designation, at the option of the holder thereof, into such number of shares of Common Stock as is determined by dividing the Liquidation Preference (as defined in the Certificate of Designation, currently $1,000 per share or $2,000,000 in the aggregate) by the Conversion Price (as defined in the Certificate of Designation, currently $0.75). The Liquidation Preference and the Conversion Price are subject to adjustment as described in the Certificate of Designation. Assuming no adjustments are made to the Liquidation Preference or the Conversion Price, effective April 1, 2003, or on such earlier date upon the occurrence of certain events as described in the Certificate of Designation, the shares of Series A Stock held by Sandera would be convertible into, and Sandera would have the right to acquire at its option, an additional 2,666,667 shares of Common Stock.

     Additionally, Sandera is the holder of a Common Stock Purchase Warrant, (the "Warrant") issued by the Issuer and representing the right to purchase, at an exercise price of $1.15, an additional 533,333 shares of Common Stock. Such Warrant was issued by the Issuer in connection with Sandera's subscription to purchase the shares of Series A Stock and is not exercisable until April 1, 2004, the second anniversary of the date of issuance, except upon the occurrence of certain events described therein.

     Pursuant to the terms of the Certificate of Designation, the holders of the Series A Stock, including Sandera, shall have the right, voting separately as a class, to elect one member of the Issuer's Board of Directors. As of the date hereof, no person has been designated by the holders of the Series A Stock to be elected to the Issuer's Board of Directors.

CUSIP NUMBER 279869 10 1  SCHEDULE 13D/A            Page 10 of 13




ITEM 5.   Interest in Securities of the Issuer.

     (a)  Aggregate Number and Percentage of Securities. The
          Reporting Persons are the beneficial owner of the shares as set forth on the cover pages above.

          Each of the Control Persons, as a result of their respective relationship to the Reporting Persons, may also be deemed to be the beneficial owner of the Shares; however, each of the Control Persons expressly disclaims beneficial ownership thereof.

     (b) Power to Vote and Dispose. The Reporting Persons have voting and dispositive power over the shares as identified in response to Item 5(a) above.

          In addition with respect to the Shares, SCM, as the general partner of Sandera, Capital, as the general partner of SCM, Hunt and Wissman as the Managers (and, as applicable, the executive officers) of Capital, HW Capital, as the 100% owner of Capital, HW Capital LLC, as the general partner of HW Capital, and Hunt and Wissman, as the Managers of HW Capital LLC, may also be deemed to have the power to vote or to direct the vote of and to dispose or to direct the disposition of the Shares, although each of the foregoing expressly disclaims beneficial ownership thereof.

          With respect to the Summit Shares, HW Capital, as advisor to Summit, HW Capital LLC, as the general partner of HW Capital, and Hunt and Wissman, as the Managers of HW Capital LLC, may also be deemed to have the power to vote or to direct the vote of and to dispose or to direct the disposition of the Summit Shares, although each of the foregoing expressly disclaims beneficial ownership thereof.

          With respect to the Glacier Shares, HW Capital, as advisor to Glacier, HW Capital LLC, as the general partner of HW Capital, and Hunt and Wissman, as the Managers of HW Capital LLC, may also be deemed to have the power to vote or to direct the vote of and to dispose or to direct the disposition of the Summit Shares, although each of the foregoing expressly disclaims beneficial ownership thereof.

     (c) Transactions Within the Past 60 Days. On or about March 4, 2002, the Issuer directed its transfer agent to issue an additional 15,400 shares to each of Glacier and Summit, respectively, to correct a prior miscalculation in the accrued dividends and interest on the shares of the Issuer's Series A-2 Preferred Stock which Glacier and Summit, respectively, converted into shares of Common Stock on or about September 1, 2000. Except as otherwise noted herein, including the issuance of the Series A Stock and the Warrant, the Reporting Persons have not effected any other transactions in the Issuer's securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

CUSIP NUMBER 279869 10 1  SCHEDULE 13D/A            Page 11 of 13


     (d)  Certain Rights of Other Persons. Not applicable.

     (e)  Date Ceased to be a 5% Owner. Not applicable.

ITEM 6.   Contracts, Arrangements, or Understandings or
          Relationships with Respect to Securities of the Issuer.

     As previously noted in Item 4 above, in connection with Sandera's subscription to purchase shares of the Issuer's Series A Stock as described in Item 3 above, the Issuer issued the Warrant to Sandera representing Sandera's right to acquire an additional 533,333 shares of the Issuer's Common Stock at an exercise price of $1.15 per share. Such Warrant is not exercisable until April 2, 2004, except upon the occurrence of certain events described therein. Other than the Warrant and as otherwise disclosed herein, the Reporting Persons are not party to or aware of any contract arrangement, understanding or relationship with respect to securities of the Issuer.

     Additionally, in connection with the offering and sale of its Series A Stock, the Issuer entered into a Registration Rights Agreement with each of the subscribers with respect to registration of the shares of common stock issuable upon conversion of the Series A Stock. As noted previously, the Series A Stock is not convertible until April 1, 2003, except upon the occurrence of certain events described in the Certificate of Designation.

ITEM 7.   Material to be Filed as Exhibits.

  EXHIBIT NO.                    TITLE OF EXHIBIT
  -----------    ------------------------------------------------

      A          Agreement regarding filing of Schedule 13D
                 (previously filed).

     99.1 Amended and Restated Convertible Note, dated as of April 16, 2001, of Edge Technology Group, Inc. payable to Sandera Partners, L.P., as assignee of Catalyst Master Fund, L.P. (filed as Exhibit 99.18 to Amendment No. 6 to Statement on Schedule 13D filed by Catalyst Master Fund, L.P. on or about April 25, 2001, and incorporated herein by reference)

     99.2 Security Agreement, dated as of December 14, 2000, between Edge Technology Group, Inc. and Sandera Partners, L.P., as assignee of Catalyst Master Fund, L.P. (filed as Exhibit 99.16 to Amendment No. 5 to Statement on Schedule 13D filed by Catalyst Master Fund, L.P. on or about December 26, 2000, and incorporated herein by reference)

     99.3 Letter Agreement, dated as of April 16, 2001, between Edge Technology Group, Inc. and Sandera Partners, L.P., as assignee of Catalyst Master Fund, L.P. (filed as Exhibit 99.17 to Amendment No. 6 to Statement on Schedule 13D filed by Catalyst Master Fund, L.P. on or about April 25, 2001, and incorporated herein by reference)

     99.4 Assignment and Assumption Agreement, dated as of December 28, 2001, between Catalyst Master
                 Fund, L.P. and Sandera Partners, L.P. (filed herewith)

     99.5 Subscription and Securities Purchase Agreement, dated April 1, 2002, among Edge Technology Group, Inc. and the Purchasers as named therein (filed as Exhibit 4.9 to the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 2001, and incorporated herein by reference)

CUSIP NUMBER 279869 10 1  SCHEDULE 13D/A            Page 12 of 13



  EXHIBIT NO.                    TITLE OF EXHIBIT
  -----------    -------------------------------------------------

     99.6 Certificate of Designation, Preference and Rights of Series A Convertible Preferred Stock of Edge Technology Group, Inc. (filed as
                 Exhibit 4.10 to the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 2001, and incorporated herein by reference)

     99.7 Common Stock Purchase Warrant, dated April 1, 2002, issued by Edge Technology Group, Inc. and Sandera Partners, L.P. (Form filed as Exhibit
                 4.11 to the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 2001, and incorporated herein by reference)

     99.8 Registration Rights Agreement, dated April 1, 2002 pertaining the Series A Convertible Preferred Stock (filed as Exhibit 4.12 to the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 2001, and incorporated herein by reference)


                    [Signature Page Follows]

CUSIP NUMBER 279869 10 1  SCHEDULE 13D/A            Page 13 of 13


     After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 2 to Statement on Schedule 13D is true, complete and correct.

Date:     April 11, 2002.


               SANDERA PARTNERS, L.P.

               By:  Sandera Capital Management, L.P.,
                  its sole general partner

                  By:  Sandera Capital, L.L.C.,
                      its sole general partner

                     By:  /s/  J. KEITH BENEDICT
                        -----------------------------------
                     Name: J. Keith Benedict, its Vice President



               GLACIER CAPITAL LIMITED


               By:  /s/  JAMES E. MARTIN
                  -------------------------------------
                     James E. Martin, President



               SUMMIT CAPITAL LIMITED


               By:  /s/  JAMES E. MARTIN
                  -------------------------------------
                     James E. Martin, President






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                        INDEX TO EXHIBITS



  EXHIBIT NO.                    TITLE OF EXHIBIT
  -----------    ------------------------------------------------

      A          Agreement regarding filing of Schedule 13D
                 (previously filed).

     99.1 Amended and Restated Convertible Note, dated as of April 16, 2001, of Edge Technology Group, Inc. payable to Sandera Partners, L.P., as assignee of Catalyst Master Fund, L.P. (filed as Exhibit 99.18 to Amendment No. 6 to Statement on Schedule 13D filed by Catalyst Master Fund, L.P. on or about April 25, 2001, and incorporated herein by reference)

     99.2 Security Agreement, dated as of December 14, 2000, between Edge Technology Group, Inc. and Sandera Partners, L.P., as assignee of Catalyst Master Fund, L.P. (filed as Exhibit 99.16 to Amendment No. 5 to Statement on Schedule 13D filed by Catalyst Master Fund, L.P. on or about December 26, 2000, and incorporated herein by reference)

     99.3 Letter Agreement, dated as of April 16, 2001, between Edge Technology Group, Inc. and Sandera Partners, L.P., as assignee of Catalyst Master Fund, L.P. (filed as Exhibit 99.17 to Amendment No. 6 to Statement on Schedule 13D filed by Catalyst Master Fund, L.P. on or about April 25, 2001, and incorporated herein by reference)

     99.4 Assignment and Assumption Agreement, dated as of December 28, 2001, between Catalyst Master
                 Fund, L.P. and Sandera Partners, L.P. (filed herewith)

     99.5 Subscription and Securities Purchase Agreement, dated April 1, 2002, among Edge Technology Group, Inc. and the Purchasers as named therein (filed as Exhibit 4.9 to the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 2001, and incorporated herein by reference)

     99.6 Certificate of Designation, Preference and Rights of Series A Convertible Preferred Stock of Edge Technology Group, Inc. (filed as
                 Exhibit 4.10 to the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 2001, and incorporated herein by reference)

     99.7 Common Stock Purchase Warrant, dated April 1, 2002, issued by Edge Technology Group, Inc. and Sandera Partners, L.P. (Form filed as Exhibit
                 4.11 to the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 2001, and incorporated herein by reference)

     99.8 Registration Rights Agreement, dated April 1, 2002 pertaining the Series A Convertible Preferred Stock (filed as Exhibit 4.12 to the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 2001, and incorporated herein by reference)